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                              May 17, 2024

       Jordan Kovler
       Chief Executive Officer
       Greenidge Generation Holdings Inc.
       135 Rennell Drive, 3rd Floor
       Fairfield, CT 06890

                                                        Re: Greenidge
Generation Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 10,
2024
                                                            File No. 333-278600

       Dear Jordan Kovler:

            We have reviewed your correspondence filed May 7, 2024 and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 26, 2024 letter.

       Registration Statement on Form S-3

       Selling Stockholder, page 8

   1. We note your response to prior comment 1 and your belief that none of the Selling
                                                        Stockholder or any of
its affiliates is a broker-dealer. Please confirm and identify whether the Selling Stockholder
is a registered broker-dealer or an affiliate of a broker-dealer.
                                                        Please note that a
registration statement registering the resale of securities being offered by a broker-dealer must
identify the broker-dealer as an underwriter if the securities were not issued as
underwriting compensation. If the Selling Stockholder is an affiliate of a broker-dealer, your
prospectus must state, if true, that:
                                                            The Selling
Stockholder purchased the shares being registered for resale in the ordinary course of
business; and
                                                            At the time of
purchase, the Selling Stockholder had no agreements or
                                                             understandings,
directly or indirectly, with any person, to distribute the securities.
 Jordan Kovler
Greenidge Generation Holdings Inc.
May 17, 2024
Page 2
      If you are unable to make these representations, please disclose that the Selling
      Stockholder is an underwriter. Please revise or advise.
Documents Incorporated by Reference, page 23

2. We note your response to prior comment 3. In future filings, please further revise your breakeven analysis to clarify whether, and if so, how the cost of purchasing mining equipment factors into your analysis. Additionally, clarify whether you finance the purchase of mining equipment and, if so, reflect financing costs in your analysis.
       Please contact Austin Stanton at 202-551-2197 or Lulu Cheng at 202-551-3811 with any questions.



                                                            Sincerely,
FirstName LastNameJordan Kovler
                                                            Division of
Corporation Finance
Comapany NameGreenidge Generation Holdings Inc.
                                                            Office of Crypto
Assets
May 17, 2024 Page 2
cc:       Clifford Brandeis
FirstName LastName